Exhibit 5.6

August 6, 2014

WESTMORELAND COAL COMPANY

HOLLAND & HART LLP

Dear Sirs:

Reference is made to the Registration Statement on Form S-4 (the “Registration Statement”) being filed by Westmoreland Coal Company and Westmoreland Partners (the “Issuers”) and, among others, Westmoreland Canadian Investment L.P. (“Westmoreland LP”), as co-registrant, with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the registration of U.S.$425,000,000 principal amount of 10.75% Senior Secured Notes due 2018 (the “Exchange Notes”), which are to be offered in exchange for an equivalent principal amount of presently outstanding unregistered 10.75% Senior Secured Notes due 2018, all as more fully described in the Registration Statement.

Reference is also made to the indenture dated February 4, 2011 (as amended and supplemented, the “Indenture”), as amended and supplemented by (i) the first supplemental indenture, dated as of January 31, 2012; (ii) the second supplemental indenture, dated as of February 3, 2014; (iii) the third supplemental indenture, dated as of the date hereof; (iv) the fourth supplemental indenture, dated as of April 28, 2014 (the “Fourth Supplemental Indenture”), and (v) the fifth supplemental indenture, dated as of July 31, 2014, by and among the Issuers, the guarantor parties set forth therein and Wells Fargo Bank, National Association, as trustee and note collateral agent pursuant to which the Exchange Notes are to be issued.

All capitalized terms used, and not otherwise defined herein, have the meanings ascribed to thereto in the Indenture.

1.	Examinations

As counsel, we have examined executed copies of each of the following documents (collectively, the “Documents”):

1.1	the Indenture, including the Fourth Supplemental Indenture;

1.2	the Notations of Guarantee entered into and executed on April 28, 2014 by, among others, Westmoreland LP; and

1.3	the form of Exchange Notes.

For the purposes of this opinion, we have also examined original or copies, certified or otherwise identified to our satisfaction, and relied upon the following documents (collectively, the “Corporate Documents”):

1.1	a certificate of a representative of Westmoreland Canada LLC, a Delaware limited liability company (the “General Partner”), acting in its capacity as general partner of Westmoreland LP, dated the date hereof (the “Officer Certificate”);

1.2	the amended and restated limited partnership agreement of Westmoreland LP dated as of April 9, 2014, which is annexed to the Officer’s Certificate (the “LP Agreement”);

1.3	certain resolutions of the General Partner’s managers relating to, inter alia, the Documents, which are annexed to the Officer’s Certificate; and

1.4	a certificate of attestation provided by the Registraire des entreprises (Quebec) with respect to Westmoreland LP.

We have relied upon the Corporate Documents without independent investigation of the matters provided for in them for the purpose of providing our opinions expresses below.

We have also examined copies, certified or otherwise, identified to our satisfaction, of such documents, papers, instruments and certificates of public officials and have made such other examinations and investigations as we have considered relevant or necessary as a basis for the opinions hereinafter expressed.

2.	Assumptions and Reliance

In our examination of the Documents as well as of the other documents and certificates above-mentioned, we have assumed:

2.1	the legal capacity of all individuals, the genuineness of all signatures on, and the currency, authenticity and completeness of, all documents submitted to us as original documents, and the conformity to authentic original documents of all documents submitted to us as notarial, certified, photostat or similarly reproduced copies of such original documents;

2.2	the currency, completeness, truth and accuracy of all facts set forth in the official public records, certificates and documents supplied by public officials or otherwise conveyed to us by public officials;

2.3	the currency, completeness, truth and accuracy of all facts set forth in the Officer’s Certificate;

2.4

that each party to the Documents (other than Westmoreland LP) is formed and validly subsisting, has the capacity to execute, deliver and perform its obligations under each Document to which it is a party and has taken all necessary actions to authorize the execution, delivery and performance by it of each such Document and that neither the execution, delivery nor the performance of the Documents to which each is a party conflict with or result in a breach of their respective constating documents or by-laws;

2.5	that the initial contributions set forth in Section 2.2. of the LP Agreement have been paid;

2.6	that all necessary corporate actions have been taken by the General Partner to authorize the execution, delivery and performance by the General Partner, in its capacity as general partner of Westmoreland LP, of each of the Documents to which Westmoreland LP is a party; and

2.7	that each party to the Documents (other than Westmoreland LP) has duly executed and delivered each Document to which it is a party.

3.	Law

Our opinions set out below are limited to the laws of the Province of Quebec and the federal laws of Canada applicable therein.

4.	Opinions

Based upon and relying on the foregoing and subject to the assumptions, qualifications and limitations set forth in this opinion letter, we are of the opinion that:

4.1	Westmoreland LP is a limited partnership formed and existing under the laws of the Province of Quebec and has the power and capacity (i) to own property and assets and to carry on business in the Province of Quebec, and (ii) to be bound by the obligations under the Documents to which it is a party and to perform all such obligations through its general partner, the General Partner;

4.2	Westmoreland LP is registered under An Act respecting the legal publicity of enterprises (Quebec) (the “Publicity Act”), has not failed to file an annual declaration under the Publicity Act and has not failed to comply with a request made to it under section 73 of the Publicity Act;

4.3	all necessary action pursuant to the LP Agreement have been taken to authorize the execution, delivery and performance by the General Partner, in its capacity as general partner of Westmoreland LP, of each of the Documents to which Westmoreland LP is a party; and

4.4	to the extent the laws of the Province of Quebec apply, each of the Documents to which Westmoreland LP is a party has been duly executed and delivered by the General Partner, in its capacity as general partner of Westmoreland LP.

5.	Limitation

This opinion letter is limited to the matters stated herein and is addressed to you solely for the purposes of the transactions contemplated by the Documents and solely for your own use and benefit in respect of such transactions and may not be quoted, in whole or in part, or otherwise referred to or used or relied upon for any other purpose or disclosed to or relied upon by any other person without our prior written consent, provided, however, that we hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933 or the Rules and Regulations of the SEC thereunder. Notwithstanding the foregoing, the respective successors and permitted assigns of the addressees under the Indenture may rely on this opinion letter, which may be disclosed to and used by them for the purposes set forth hereinabove without any further consent of the undersigned.

Yours very truly,

/s/ Stikeman Elliott LLP